EXHIBIT 99.1

                                                        [SANOFI-SYNTHELABO LOGO]

[GRAPHIC] Investor Relations


                                                            Paris, July 20, 2004



                  TEVA PHARMACEUTICALS' ANDA DOES NOT CHALLENGE
                  THE PRODUCT PATENT FOR AVAPRO(R) (IRBESARTAN)



Sanofi-Synthelabo confirms the filing by Teva Pharmaceuticals USA, Inc. of an ANDA - Abbreviated New Drug Application - with a Paragraph IV certification for the marketing in the United States of a generic version of Avapro(R) (Irbesartan).

Such filing does not challenge the basic product patent that expires in 2011, but alleges only that the Teva formulation does not infringe the pharmaceutical formulation patent (the '247 patent) expiring in 2015.

Sanofi-Synthelabo and its alliance partner Bristol-Myers Squibb shall examine Teva's Paragraph IV notice and the companies will respond accordingly.


In accordance with article 7 of the COB rule no. 2002-04, this press release was transmitted to the Autorite des marches financiers (AMF) before its publication.



INVESTOR RELATIONS DEPARTMENT
Philippe Goupit         Director of Investor Relations
Arnaud Delepine         Investor Relations Europe
Sanjay Gupta            Investor Relations US
Anne d'Halluin-Sulzer   Investor Relations
Loic Gonnet             Investor Relations

CONTACTS:
E-mail : investor-relations@sanofi-synthelabo.com
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Tel: + 33 1 53 77 45 45         Tel.: + 1 212 551 40 18
Fax: + 33 1 53 77 42 96         Fax.: + 1 646 487 40 18